UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             FORM N-17F-2

         Certificate of Accounting of Securities and Similar
                    Investments in the Custody of
                   Management Investment Companies

              Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                                                  Date examination completed:
   811-5669                                                                                             July 31, 2005
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2. State identification Number:
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      AL                   AK                    AZ                   AR                   CA                   CO
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      CT                   DE                    DC                   FL                   GA                   HI
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      ID                   IL                    IN                   IA                   KS                   KY
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      LA                   ME                    MD                   MA                   MI                   MN
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      MS                   MO                    MT                   NE                   NV                   NH
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      NJ                   NM                    NY                   NC                   ND                   OH
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      OK                   OR                    PA                   RI                   SC                   SD
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      TN                   TX                    UT                   VT                   VA                   WA
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      WV                   WI                    WY                   PUERTO RICO
      -------------------- --------------------- -------------------- -------------------------------------------------------------
      OTHER (specify):
      -----------------------------------------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:
   Fifth Third Funds
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4. Address of principal executive office (number, street, city, state, zip code):
   3435 Stelzer Road, Columbus, Ohio 43219-8001
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                              SEC 2198 (10-03)

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
  Fifth Third Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Fifth Third Prime Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Institutional Government Money Market Fund, Fifth Third Government Money Market Fund, Fifth Third U.S. Treasury Money Market Fund, Fifth Third Michigan Municipal Money Market Fund, Fifth Third Municipal Money Market Fund, Fifth Third Small Cap Growth Fund, Fifth Third Mid Cap Growth Fund, Fifth Third Quality Growth Fund, Fifth Third Large Cap Core Fund, Fifth Third Equity Index Fund, Fifth Third Balanced Fund, Fifth Third Micro Cap Value Fund, Fifth Third Small Cap Value Fund, Fifth Third Multi Cap Value Fund, Fifth Third Disciplined Large Cap Value Fund, Fifth Third LifeModel Aggressive FundSM, Fifth Third LifeModel Moderately Aggressive FundSM, Fifth Third LifeModel Moderate FundSM, Fifth Third LifeModel Moderately Conservative FundSM, Fifth Third LifeModel Conservative FundSM, Fifth Third Strategic Income Fund, Fifth Third Select Stock Fund, Fifth Third Technology Fund, Fifth Third International Equity Fund, Fifth Third Bond Fund, Fifth Third Intermediate Bond Fund, Fifth Third Short Term Bond Fund, Fifth Third U.S. Government Bond Fund, Fifth Third Municipal Bond Fund, Fifth Third Intermediate Municipal Bond Fund, Fifth Third Ohio Municipal Bond Fund and Fifth Third Michigan Municipal Bond Fund (separate portfolios constituting Fifth Third Funds, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2005, and with respect to agreement of security purchases and sales, for the period from June 10, 2005 (the date of our last examination), through July 31, 2005:

- Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, the Depository Trust Company, and Bank of New York;

- Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

- Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank's records;

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-    Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents; and

- Reconciliation of all such securities to the books and records of the Funds and Fifth Third Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds' were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2005 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

September 28, 2005

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Fifth Third Prime Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Institutional Government Money Market Fund, Fifth Third Government Money Market Fund, Fifth Third U.S. Treasury Money Market Fund, Fifth Third Michigan Municipal Money Market Fund, Fifth Third Municipal Money Market Fund, Fifth Third Small Cap Growth Fund, Fifth Third Mid Cap Growth Fund, Fifth Third Quality Growth Fund, Fifth Third Large Cap Core Fund, Fifth Third Equity Index Fund, Fifth Third Balanced Fund, Fifth Third Micro Cap Value Fund, Fifth Third Small Cap Value Fund, Fifth Third Multi Cap Value Fund, Fifth Third Disciplined Large Cap Value Fund, Fifth Third LifeModel Aggressive FundSM, Fifth Third LifeModel Moderately Aggressive FundSM, Fifth Third LifeModel Moderate FundSM, Fifth Third LifeModel Moderately Conservative FundSM, Fifth Third LifeModel Conservative FundSM, Fifth Third Strategic Income Fund, Fifth Third Select Stock Fund, Fifth Third Technology Fund, Fifth Third International Equity Fund, Fifth Third Bond Fund, Fifth Third Intermediate Bond Fund, Fifth Third Short Term Bond Fund, Fifth Third U.S. Government Bond Fund, Fifth Third Municipal Bond Fund, Fifth Third Intermediate Municipal Bond Fund, Fifth Third Ohio Municipal Bond Fund and Fifth Third Michigan Municipal Bond Fund (separate portfolios constituting Fifth Third Funds, hereafter referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2005, and from June 10, 2005 through July 31, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2005, and from June 10, 2005 through July 31, 2005, with respect to securities reflected in the investment account of the Funds.

Fifth Third Funds

By:        /s/ Steven D. Pierce
           ---------------------------
           Mr. Steven D. Pierce
           Treasurer

           10/17/05
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           Date